Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-179590

Prospectus Supplement No. 14

(to Prospectus dated March 26, 2012)

MEI PHARMA, INC.

2,915,152 Shares of Common Stock at $1.19 Per Share

Upon Exercise of Outstanding Warrants

This prospectus amends and supplements the prospectus dated March 26, 2012 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-179590). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 21, 2012 (the “Form 10-Q”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

The prospectus and this prospectus supplement relate to (i) our distribution, at no charge, to holders of our common stock, $0.00000002 par value per share (our “Common Stock”), as of 5:00 p.m., Eastern time, March 30, 2012 (the “Record Date”), of subscription rights (the “Rights”), to purchase up to 17,129,361 Units for an aggregate purchase price of up to $7.6 million (the “Rights Offering”) and (ii) the issuance of shares of Common Stock upon exercise of the Warrants (as defined below). The subscription period for the Rights Offering expired on May 11, 2012. Each Unit consisted of 0.50 shares of Common Stock and a warrant (“Warrant”) representing the right to purchase 0.25 shares of Common Stock at an exercise price of $1.19 per share. The exercise of one Right entitled holders to purchase one Unit at a subscription price of $0.445 per Unit, which represents the subscription price of $0.89 per whole share of Common Stock for two Units. In the Rights Offering, eligible participants exercised Rights to purchase 11,660,606 Units; accordingly, the Company issued 5,830,202 shares of Common Stock and Warrants to purchase an additional 2,915,152 shares of Common Stock. Gross proceeds of $5.2 million were received in connection with the Rights Offering.

Our common stock is traded on the Nasdaq Capital Market under the symbol “MEIP”. The Warrants will not trade on the Nasdaq Capital Market or any other securities exchange or trading market. On November 20, 2012, the closing price for a share of our Common Stock on the Nasdaq Capital Market was $1.50 per share.

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page 16 of the Prospectus to read about factors you should consider before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 14 is November 21, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 19, 2012

MEI Pharma, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-50484	51-0407811
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

11975 El Camino Real, Suite 101, San Diego, California 92130

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (858) 792-6300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02	Unregistered Sales of Equity Securities.

On November 19, 2012, Novogen Limited (“Novogen”) provided MEI Pharma, Inc. (the “Company”) written notice of conversion with respect to all of the 1,000 shares (the “Preferred Shares”) of the Company’s outstanding Series A Convertible Preferred Stock held by Novogen. In accordance with the terms of the Preferred Shares, on November 20, 2012, the Company issued to Novogen 4,827,000 shares of the Company’s common stock, par value $0.00000002 per share. As previously disclosed, the Preferred Shares were issued to Novogen by the Company in May 2011 pursuant to the Asset Purchase Agreement, dated December 21, 2010, between the Company and Novogen.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The information set forth in Item 5.07 below is incorporated by reference into this Item 5.03.

Item 5.07	Submission of Matters to a Vote of Security Holders.

On November 16, 2012, the board of directors of the Company approved, subject to stockholder approval, a modification to the terms of the previously announced reverse stock split that the Company intends to effect by the filing of an amendment (the “Amendment”) to the Company’s Restated Certificate of Incorporation. The modifications will permit the Company to effect the reverse stock split at a ratio between 1-for-2 and 1-for-10, with the exact ratio to be determined by the board of directors in its discretion subsequent to the effectiveness of the approval of the reverse stock split by the Company’s stockholders. On November 19, 2012, Novogen, as holder of a majority of the Company’s outstanding common stock, executed a written consent approving the modifications to the terms of the reverse stock split, which approval will become effective 20 days after the Company has mailed a definitive information statement to its stockholders.

The Company expects that the Reverse Stock Split will become effective in December 2012; however, there can be no assurance that the Reverse Stock Split will be consummated or that it will achieve its intended effects. The Company reserves the right, in its discretion, to abandon the Reverse Stock Split at any time prior to filing the Amendment with the Delaware Secretary of State.

The Company will file the definitive information statement with the SEC which will provide additional important information concerning the Reverse Stock Split, including the text of the certificate of amendment to the Company’s certificate of incorporation. The Company will mail the definitive information statement to stockholders when completed. The Company’s stockholders will be able to obtain, without charge, a copy of the definitive information statement and other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. The Company’s stockholders will also be able to obtain, without charge, a copy of the definitive information statement and other relevant documents (when available) by directing a request by mail or telephone to MEI Pharma, Inc., 11975 El Camino Real, Suite 101, San Diego, California 92130, Attn: Investor Relations, telephone: (858) 792-6300, or from the Company’s website, www.meipharma.com.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MEI PHARMA, INC.

By:	/s/ Daniel P. Gold
Daniel P. Gold
Chief Executive Officer

Dated: November 21, 2012